Mail Stop 4561

      September 27, 2005



Mr. Andrew L. Guggenhime
Chief Financial Officer
Neoforma, Inc.
3061 Zanker Road
San Jose, CA  95134

Re:	Neoforma, Inc.
Form 10-K for the fiscal year ended December 31, 2004
      Filed March 16, 2005
      File No. 0-28715

Dear Mr. Guggenhime:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Liquidity and Capital Resources, page 38
1. Please tell us why you have not placed your obligations to purchase an additional $2.7 million of consulting services from the professional service organizations of Healthvision and Eclipsys in the table of contractual obligations as of December 31, 2004. Also, help us to understand the nature of your dispute with these entities.
2. In light of the losses to date, the accumulated deficit and your consistent use of net cash in operating activities, please expand your disclosure to discuss, in some detail, the changes in your working capital and your basis for reaching the determination that your available funds will be sufficient to meet your working capital and capital expenditure needs through December 31, 2005.
Reference
is made to FR-72.

Financial Statements

Accounts Receivable, page 89
3. We note that you had approximately $5.3 million in related party accounts receivable outstanding at December 31, 2004. Please summarize the nature and timing of these service transactions with Novation and help us to understand why such a large amount is outstanding as of December 31, 2004.

Application of EITF No. 01-9, page 95
4. Please help us to understand the following elements or factors related to your application of EITF No. 01-9:
a. How did you determine to offset gross related party revenue (with amortization of partnership costs) only up to the lesser of such gross related party revenue or gross amortization of partnership costs in any period as opposed to recognizing negative revenues?
b. What consideration have you given to paragraph 17 of EITF No.
01-9
which indicates a consensus that if amounts are required to be characterized as a reduction of revenue under Issue 1 or any other authoritative accounting literature, a presumption exists that no portion of those amounts should be recharacterized as an expense unless you have determined that negative revenue would result on a cumulative basis from the inception of the overall relationship between the vendor and the customer?
We may have further comment based upon your response.
5. Notwithstanding your response to the above comment, please include the amortization expense of partnership costs within cost of services in future filings or provide us with the basis for your current presentation.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Mr. Andrew L. Guggenhime
Neoforma, Inc.
September 27, 2005
Page 4